Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

GENCO PLANS $2.5 MILLION PLACEMENT

September 29, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) proposes to carry out a private placement of up to 7,143,000 units of Genco at a price of CAD $0.35 per unit for gross proceeds of up to CAD $2,500,050. Each unit shall consist of one common share and one non-transferable warrant to purchase a further share for CAD $0.45 for a period of two years.

Genco has retained a finder in Europe to use its best efforts to locate investors. The finder will be paid a fee of 6% of the proceeds from the placement and issued finder’s warrants equal to 6% of the number of units sold to investors located by the finder. Each finder’s warrant will be exercisable to purchase one share at CAD $0.45 for a period of two years.

Genco’s acting CEO, Robert C. Gardner, states, “This is an important financing for Genco. After a difficult financial transition, I believe this heralds a return to financial normalcy. We plan to close the placement quickly in view of the expressed interest.”

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any State securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.